**THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE, AND MAY NOT BE MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR A WRITTEN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT.**

# LIQUIDPISTON INC

## Convertible Promissory Note

$ [AMOUNT]　　　　　　　　　　　　　　　　　　　　[EFFECTIVE DATE]

FOR VALUE RECEIVED, LiquidPiston Inc., a Delaware corporation (the "Borrower", or the "Company"), hereby promises to pay to [INVESTOR NAME], his/her successors or registered assigns (the "Lender", or the "Investor"), on the Maturity Date (as hereinafter defined) the principal sum of $[AMOUNT] (the "Principal Sum") together with simple interest on the balance of principal remaining unpaid from time to time accruing on and from the date hereof at an annual rate equal to four percent (4%). Interest shall be calculated based on a 360-day year of twelve 30-day months, but in no event shall the rate of interest exceed the maximum rate, if any, allowable under applicable law.

1. Payment; Maturity. All payments on account of principal and interest shall be made in lawful money of the United States of America at the principal office of the Lender, or such other place as the holder hereof may from time to time designate in writing to the Borrower. Any outstanding principal, together with interest attributable thereto, due to the Lender under this Note shall become immediately due and payable thirty six (36) Months after the issue date of this Note, or at such other time thereafter as agreed in writing by the Lender (the "Maturity Date"), unless this Note is previously converted in accordance with Section 3 below. This Note may not be prepaid in whole or in part without the prior written consent of the Lender and the Borrower, which may be granted or denied in each party's sole discretion.

2. New Note. Upon receipt of evidence reasonably satisfactory to the Borrower of the loss, theft, destruction or mutilation of the Note, the Borrower will issue a new Note, of like tenor and amount and dated the date to which interest has been paid, in lieu of such lost, stolen, destroyed or mutilated Note, and in such event the Lender agrees to indemnify and hold harmless the Borrower in respect of any such lost, stolen, destroyed or mutilated Note.

3. Conversion of Note.

(a) Automatic Conversion into Conversion Securities. The outstanding principal plus any accrued interest pursuant to this Note shall automatically convert into Conversion Securities upon the occurrence of a Qualified Financing (as such terms are defined in Section 3(i) below), in which case the aggregate principal amount of the Note, together with the accrued interest thereon, shall automatically convert into such Conversion Securities at a price (the "Conversion Price") equal to the lower of:

(1)     the purchase price per share or unit of equity ownership interests paid for the Financing Securities other than through conversion of a Note; and

(2)     the price per share or unit of equity ownership interests determined by dividing $25,000,000 by the number of shares or units of the Company's equity ownership interests outstanding on a fully diluted basis immediately before the closing of the Qualified Financing (the "Capped Conversion Price").

(b)     <u>Conversion Procedures – Issuance of Conversion Securities</u>.  The Company shall provide the Lender with written notice of the Qualified Financing and the place designated for mandatory conversion pursuant to this Section 3 of all outstanding principal and interest due under the Note.  Such notice need not be given in advance of the occurrence of the Qualified Financing.  Such notice shall be sent by overnight, first class or certified mail, postage prepaid, or given by electronic communication to the Lender.  Upon receipt of such notice, the Lender shall surrender the original Note to the Company at the place designated in such notice.  Upon the closing of a Qualified Financing, all amounts outstanding pursuant to this Note shall be deemed to have been converted into shares or units of Conversion Securities, which shall be deemed to be outstanding of record, and all rights with respect to this Note will terminate, except only the right of the Lender, upon surrender of the original Note (or an affidavit of loss and indemnity in lieu thereof), to receive (i) written or electronic confirmation of the entry into the Company's electronic stock ledger of the issuance to the Lender of the number of shares or units of Conversion Securities into which this Note has been converted, and (ii) payment of cash in lieu of any fractional shares or units as set forth below.

(c)     <u>Cash in Lieu of Fractional Shares or Units</u>.  No fractional share, units, or interest of the Conversion Securities, or scrip representing fractional shares, units, or interests, shall be issued upon conversion of this Note.  Instead of any fractional shares, units, or interests of the Conversion Securities that would otherwise be issuable upon conversion of this Note, the Borrower shall pay to the holder of this Note a cash adjustment in respect of such fraction in an amount equal to the same fraction of the fair market value per share or unit (as such value is determined in good faith by the Company's Board of Directors) of the Conversion Securities.

(d)     <u>Additional Documents</u>.  Upon conversion of the Notes, the Investor hereby agrees to execute all other documents reasonably necessary to evidence the investment in Conversion Securities of the Company and to procure any additional rights or obligations which have been agreed to by the cash investors in the Qualified Financing, if any, or which have been mutually agreed to, in any other case.

(e)     <u>Cancellation of Note</u>.  Upon the conversion of the entire principal amount of the Note and the payment and/or conversion of the accrued interest thereon, this Note shall be deemed canceled.

(f)     <u>Optional Conversion</u>.  At any time during the thirty (30) days prior to the Maturity Date, the Company or the Investor, by written notice to the other party, may elect to convert all (but not less than all) of the unpaid principal amount of this Note plus all accrued and unpaid interest on this Note (the "<u>Amount Due</u>") into that number of shares of the Company's Optional Conversion Preferred Stock as equals the Amount Due divided by the price per share or unit of equity ownership interests, which price is determined by dividing $25,000,000 by the number of shares or units of the Company's equity ownership interests outstanding on a fully diluted basis immediately before the conversion of this Note under this Section 3(f).  Further, in the event of a conversion of this Note under this Section 3(f), Sections 3(c), 3(d), and 3(e) above shall apply.

2

(g)     Company Sale.  In the event of a sale of all or substantially all of the assets or capital stock of the Company before the Qualified Financing (a "Sale"), the Investor shall receive the greater of:

(1)     the unpaid principal plus any accrued and unpaid interest, or

(2)     the amount that would otherwise be paid to the Investor assuming a conversion of the unpaid principal plus any accrued and unpaid interest into the Company's common stock at a price per share or unit of equity ownership interests, which price is determined by dividing $25,000,000 by the number of shares or units of the Company's equity ownership interests outstanding on a fully diluted basis immediately before the closing of the Sale.

(h)     Repurchase. If the Investor **is not** a Major Investor, the Company may repurchase this Note from the Lender prior to a Change of Control or Dissolution Event for the greater of (i) the Principal Sum and (ii) the fair market value of this Note, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Standard Preferred Stock the Investor would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Standard Preferred Stock by the price per share of the Financing Preferred Stock, and is referred to as the "Aggregate Value"), the Company shall pay to the Investor an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities.

(i)     Definitions.  In this Note:

(1)     "Qualified Financing" means the first sale or issuance by the Company in a single transaction or series of related transactions, of its equity securities to one or more investors in an amount of $3,000,000 or more (excluding equity securities issued by conversion of this Note or other convertible notes of similar substance and tenor).

(2)     "Financing Securities" means the class and series of equity securities sold or issued by the Company in the Qualified Financing;

(3)     "Conversion Securities" means the class and series of equity securities sold or issued by the Company in the Qualified Financing; provided, however, that, at the Company's election, "Conversion Securities" shall mean shares of a Shadow Series;

(4)     "Shadow Series" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Financing (e.g., if the Company sells Series A Preferred Stock in the Next Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 3(a)), with corresponding adjustments to any price-based antidilution and dividend rights provisions.

(5)     "Major Investor" means a holder of a Convertible Note if (i) the Principal Sum of such Note is equal to or greater than $25,000 and (ii) Wefunder, Inc. has verified that such holder is an accredited investor in accordance with Rule 506(c) of Regulation D under the Securities Act.

(6) "Capital Stock" means the capital stock of the Company, including, without limitation, the Company's common stock" and the preferred stock

(7) "Cash-Out Investors" means the Investor and holders of other Convertible Notes.

(8) "Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

(9) "Convertible Note" means any promissory note issued by the Company to a third party after the date of this Note that is convertible into Financing Securities.

(10) "Designated Lead Investor" means a purchaser of a Convertible Note designated by the Company, and which such purchaser has agreed to act in the capacity of Designated Lead Investor pursuant to the terms and conditions in Section 7.

(11) "Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation.

(12) "Financing Preferred Stock" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

(13) "Initial Public Offering" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

(14) "Liquidity Event" means a Change of Control or an Initial Public Offering.

(15) "Standard Preferred Stock" means the shares of a series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Financing Preferred Stock, except that such series will have no voting rights, other than required by law.

(16) "Optional Conversion Preferred Stock" will be created upon an Optional Conversion event, this Preferred Stock having 1x non-participating liquidation preference over Common Stock, and is otherwise materially the same as Common Stock.

4.      Default.  Any of the following shall constitute an event of default under this Note:

(a)      The dissolution or termination of business of Borrower;

(b)      Any petition in bankruptcy being filed by or against Borrower or any proceedings in bankruptcy, insolvency or under any other laws relating to the relief of debtors, being commenced for the relief or readjustment of any indebtedness of Borrower, either through reorganization, composition, extension or otherwise, and which, in the case of any involuntary proceedings shall be acquiesced to by Borrower or shall continue for a period of 60 days undismissed, undischarged or unbonded;

(c)      The making by Borrower of an assignment for the benefit of creditors;

(d)      The appointment of a receiver of any property of Borrower which shall not be vacated or removed within 60 days after appointment; or

(e)      Any seizure, vesting of rights of or intervention by or under any authority of any government.

At any time after the earlier occurrence of any such event of default or the Maturity Date, the entire outstanding amount of principal and accrued interest of this Note shall become immediately due and payable upon demand.

5.      Lender's Representations and Warranties.  The Lender represents and warrants to the Company as set out in Attachment One to this Note.

6.      Lender Acknowledgements and Covenants.  The Lender provides to the Company the acknowledgements and covenants as set out in Attachment One to this Note.

7.      Irrevocable Proxy; SPV Reorganization.

(a)      If the Investor **is not** a Major Investor, the Investor hereby appoints, and shall appoint in the future upon request, the Designated Lead Investor as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Investor determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Investor for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 7(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an Equity Financing, in which case the terms of Section 7(b) will thereafter govern. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding this instrument. The Designated Lead Investor is an intended third-party beneficiary of this Section 7(a) and Section 7(c) and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

(b)      If the Investor **is not** a Major Investor, on and after the date of the Equity Financing, the Investor hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "CEO"), as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all shares of the Capital Stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Financing Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section 7(b) are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding shares of the Capital Stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 7(b) and Section 7(c) and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(c)     If the Investor **is not** a Major Investor:

(i)     Other than with respect to the gross negligence or willful misconduct of the Designated Lead Investor or the CEO, in his or her capacity as the Investor's true and lawful proxy and attorney pursuant to Section 7(b) (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Investor pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Investor otherwise exist against the Proxy. The Investor shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Investor pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided,* that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Investor the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Principal Sum). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Investor or otherwise. The Investor acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(ii)     A decision, act, consent or instruction of the Proxy constitutes a decision of the Investor and is final, binding and conclusive upon the Investor. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Investor. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d)     The Investor hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any shares of the Capital Stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Convertible Note.

8.     Governing Law; Forum. This Agreement shall be governed by and construed in accordance with the laws of Delaware without regard for conflicts of laws rules. The Lender and the

Company consent to the exclusive jurisdiction and venue of any court in Hartford, Connecticut in connection with any matter based upon or arising out of this Note or the matters contemplated herein.

9. **Amendments.** Any provision of this instrument (other than the Capped Conversion Price) may be amended, waived or modified as follows:

(a) if the Investor **is not** a Major Investor, any provision of this instrument (other than the Capped Conversion Price) may be amended, waived or modified only upon the written consent of the Company and either (A) the Designated Lead Investor or (B) the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors;

(b) if the Investor **is** a Major Investor, any provision of this Note (other than the Capped Conversion Price) may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors who are Major Investors; and

(c) regardless of whether the Investor **is** or **is not** a Major Investor, the Capped Conversion Price may be amended, waived or modified only upon the written consent of the Company and the holders of a majority of the Purchase Amounts payable to the Cash-Out Investors.

10. **Notices.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

11. **Voting.** The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

12. **Assignment.** This Note may not be assigned or delegated, in whole or in part, by operation of law or otherwise by the Borrower without the prior written consent of the Lender, which shall not be unreasonably withheld, conditioned or delayed. Any such assignment without such prior written consent shall be null and void. Likewise, Lender may not assign this Note or any of its rights hereunder without the prior written consent of the Borrower, which shall not be unreasonably withheld, conditioned or delayed.

13. **Collection Expenses.** The Borrower further agrees, subject only to any limitation imposed by applicable law, to pay all reasonable expenses, including reasonable attorneys' fees, incurred by the holder of this Note in endeavoring to collect any amounts payable hereunder which are not paid when due.

14. **Waiver by the Lender and Amendment.** No delay or omission by the Lender to exercise any right or remedy accruing upon any event of default shall (a) impair any right or remedy, (b) waive any default or operate as an acquiescence to the event of default, or (c) affect any subsequent default of the same or of a different nature. Any provision of this Note may be waived only upon the express written consent of the Lender. Any provision of this Note may be amended or modified upon the express written consent of the Borrower and the Lender.

15.     Construction.  The language used in this Note is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against either party.

IN WITNESS WHEREOF, the undersigned has caused this Convertible Promissory Note to be executed by its duly authorized officers as of the date first above written.

BORROWER:

LiquidPiston, Inc.

By: *Founder Signature*
Alexander C Shkolnik
Chief Executive Officer

Agreed and Accepted:

Lender: [INVESTOR NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title:

*[Signature Page to Convertible Promissory Note]*

## Attachment One – Lender's Representations and Warranties

The Lender hereby represents and warrants to the Company as follows:

(a)      The Lender is making this Note, and upon conversion of this Note, acquiring Conversion Securities, for the Lender's own account for investment, not for the interest of any other person, not for resale to any other person and not with a view to or in connection with a sale or distribution. The Lender is not making this Note for the benefit of any other person whose identity is not known to the Company.

(b)      Unless otherwise permitted by applicable state and federal securities laws (including laws for Regulation Crowdfunding), the Conversion Securities may be acquired only by natural persons who qualify as "accredited investors" within the meaning of Regulation D promulgated under the Securities Act. For cases in which Regulation D is applicable, the following representation is required in order to establish the Lender's status as an accredited investor. The Lender hereby represents that she has an individual net worth, or a joint net worth with the Lender's spouse, as of the date hereof, in excess of $1,000,000, excluding the value of the Lender's principal residence.

(c)      The Lender's overall commitment to investments that are not readily marketable is not disproportionate to the Lender's net worth and the Lender's investment in the Company will not cause such overall commitment to become excessive. The Lender has adequate net worth and means of providing for current needs and personal contingencies to sustain a complete loss of the Lender's investment in the Company, and the Lender has no need for liquidity in this investment.

(d)      The Lender is capable of evaluating the merits and risks of this investment. The Lender reviewed this Note with the Lender's tax and legal counsel to the extent that she has deemed advisable.

(e)      The Company has made available to the Lender all documents requested and has provided answers to all of the Lender's questions relating to an investment in the Company. In addition, the Lender has had an opportunity to discuss this investment with representatives of the Company and to ask questions of them.

(f)      The Lender understands that an investment in the Company involves significant risks, and the Lender is aware of all of the risks related to making this Note, and, upon conversion, holding the Conversion Securities.

## Lender Acknowledgements and Covenants

(a)      The Lender acknowledges that no federal or state agency has made any finding or determination as to the fairness of the terms of this Note. This Note has not been recommended or endorsed by any federal or state securities commission or regulatory agency.

(b)      The Lender acknowledges that the Company has made no representations with respect to registration of the Conversion Securities under the Securities Act, that no such registration is contemplated, that there can be no assurance that there will be any market for the Conversion Securities in the foreseeable future, and that, as a result, the Lender must be prepared to bear the economic risk of the Lender's investment for an indefinite period of time.

(c)      If requested by the Company in connection with an underwritten initial public offering by the Company of its securities, the Lender shall not sell or otherwise transfer or dispose of any securities of the Company held by the Lender for a period of 210 days following the effective date of a registration statement filed by the Company with the United States Securities and Exchange Commission for such initial public offering. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of such 210-day period.